Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On August 4, 2026, at 3:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members examined the financial statements for the period from January to June 2026, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee's Report; (ii) a favorable opinion of the Supervisory Council; and (iii) an unqualified report of the Independent Auditors.

Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. - Brasil, Bolsa, Balcão, the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE).

Additionally, the Board members approved the payment, to be made on August 28, 2026, of interest on capital declared by the Board of Directors on February 26, 2026, and on May 28,2026, in the gross amount of R$ 0.71076 per share (net amount of R$ 0.586377 per share).

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), August 4, 2026. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

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